UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

Date of report: June 1, 2017

Commission file number 1-33867

TEEKAY TANKERS LTD.

(Exact name of Registrant as specified in its charter)

4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐             No  ☒

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Merger Agreement to Acquire Tanker Investments Ltd.

On May 31, 2017, Teekay Tankers Ltd., a corporation incorporated in the Republic of the Marshall Islands (Teekay Tankers), entered into an Agreement and Plan of Merger (the Merger Agreement) with Royal 2017 Ltd., a corporation incorporated in the Republic of the Marshall Islands and a direct wholly owned subsidiary of Teekay Tankers (Merger Sub), and Tanker Investments Ltd., a corporation incorporated in the Republic of the Marshall Islands (TIL). Under the terms of the Merger Agreement, Merger Sub will merge with and into TIL, with TIL surviving as a wholly owned subsidiary of Teekay Tankers (the Merger). The Merger Agreement and the Merger have been approved by (a) a Special Committee (the TIL Special Committee) of the board of directors of TIL comprised of independent TIL board members and the board of directors of TIL, upon recommendation of the TIL Special Committee, and (b) the board of directors of each of Teekay Tankers and Merger Sub.

Under the terms of the Merger Agreement, each share of common stock of TIL issued and outstanding immediately prior to the effective time of the Merger (other than shares of common stock held in the treasury of TIL or owned by Teekay Tankers or any of its subsidiaries) will be canceled and converted into the right to receive 3.30 shares of Class A Common Stock of Teekay Tankers. Each (a) share of common stock of TIL that is held in the treasury of TIL or owned by Teekay Tankers or any of its subsidiaries immediately prior to the effective time of the Merger, (b) share of preferred stock of TIL that is issued and outstanding immediately prior to the effective time of the Merger and (c) warrant to purchase or acquire shares of common stock of TIL that has not been exercised as of the effective time of the Merger, will be cancelled, in each case without any conversion thereof or payment of any consideration therefor.

Completion of the Merger is subject to customary conditions, including, among others: (1) approval of the Merger Agreement by (a) the holders of a majority of the outstanding shares of common stock of TIL, (b) the holders of a majority of the outstanding shares of common stock of TIL not owned by Teekay Tankers and its affiliates (including Teekay Corporation), (c) the holder of the one share of the Series A-1 preferred stock of TIL (which share currently is owned by Teekay Corporation) and (d) the holder of the one share of the Series A-2 preferred stock of TIL (which share currently is owned by Teekay Tankers); (2) approval of an amendment to the Amended and Restated Articles of Incorporation of Teekay Tankers to increase (a) the number of authorized shares of Class A Common Stock of Teekay Tankers from 200,000,000 shares to 400,000,000 shares, and (b) the number of authorized shares of capital stock of Teekay Tankers from 400,000,000 shares to 600,000,000 shares (the Charter Amendment) by (i) the holders of a majority of the outstanding voting power of Class A Common Stock and Class B Common Stock of Teekay Tankers, voting together as a single class, and (ii) the holders of a majority of the outstanding shares of Class A Common Stock of Teekay Tankers; (3) the effectiveness of a registration statement on Form F-4 that will be filed by Teekay Tankers for the issuance of shares of its Class A Common Stock in connection with the Merger; (4) the approval of the listing of those shares on the New York Stock Exchange; and (5) the expiration or early termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

Under the Merger Agreement, Teekay Tankers has agreed to vote all shares of common stock and preferred stock of TIL owned beneficially or of record by Teekay Tankers or any of its subsidiaries in favor of the Merger Agreement, and related matters. Teekay Tankers currently owns 3.4 million shares, or 11.3%, of the common stock of TIL. In addition, Teekay Corporation has entered into a Voting and Support Agreement (the Voting and Support Agreement) that provides, among other things, that Teekay Corporation will support the Merger and the other transactions contemplated by the Merger Agreement, including by (a) voting the shares of common stock and Series A-1 preferred stock of TIL beneficially owned by Teekay Corporation and its subsidiaries in favor of the approval of the Merger Agreement, and (b) voting the shares of common stock of Teekay Tankers beneficially owned by Teekay Corporation in favor of the Charter Amendment. Teekay Corporation currently owns 62.4% of the total voting power of Teekay Tankers (through its ownership of shares of Teekay Tankers’ Class A and B Common Stock), 13.6% of the voting power of Teekay Tankers’ outstanding Class A Common Stock, and 8.2% of the outstanding shares of TIL’s common stock.

Teekay Tankers and TIL have made customary representations, warranties and covenants in the Merger Agreement, including covenants, among others: (1) to conduct their respective operations in the ordinary course and consistent with past practice; (2) to call, give notice of and hold meetings of their respective shareholders to consider approval of the Charter Amendment, in the case of Teekay Tankers, and approval of the Merger Agreement, in the case of TIL; (3) subject to certain exceptions, for each of their respective boards of directors not to change their recommendations with respect to the Charter Amendment, in the case of Teekay Tankers, and the Merger Agreement, in the case of TIL; (4) subject to certain exceptions, not to solicit or engage in negotiations of proposals relating to alternative business combination transactions; and (5) subject to certain exceptions, not to enter into discussions concerning or provide confidential information to third parties in connection with alternative business combination transactions.

The Merger Agreement contains provisions granting both Teekay Tankers and TIL the right to terminate the Merger Agreement under specified circumstances, including: (1) upon the mutual written agreement of Teekay Tankers and TIL; (2) if the Merger is not completed before February 28, 2018; (3) if any material applicable law prohibits or prevents the parties from completing the Merger, the Charter Amendment, or any other transaction contemplated by the Merger Agreement; (4) if the required votes of the shareholders of Teekay Tankers to approve the Charter Amendment are not obtained at a duly called meeting of such shareholders; (5) the material inaccuracy or breach of a representation, warranty or covenant of the other party and, if curable, such breaching party has not cured such breach within a specified period of time after notice of the breach, and (6) if the required votes of the shareholders of TIL to approve the Merger Agreement are not obtained at a duly called meeting of such shareholders.

The Merger Agreement also grants Teekay Tankers the right to terminate the Merger Agreement if the board of directors of TIL changes its recommendation with respect to the Merger and the Merger Agreement or, following TIL’s receipt of a proposal for an alternative business combination transaction, the TIL board of directors fails to reaffirm its recommendation upon Teekay Tankers’ written request. TIL may terminate the Merger Agreement if the board of directors of Teekay Tankers changes its recommendation with respect to the Charter Amendment or, following Teekay Tankers’ receipt of a proposal for an alternative business combination transaction, the Teekay Tankers’ board of directors fails to reaffirm its recommendation upon TIL’s written request.

Upon termination of the Merger Agreement under specified circumstances, Teekay Tankers or TIL may be required to reimburse the other party for its costs and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby up to a maximum amount of $2,000,000. In addition, upon termination of the Merger Agreement, Teekay Tankers may be required to pay TIL a termination fee of $7,500,000, or TIL may be required to pay Teekay Tankers a termination fee of $5,000,000, in each case depending on the circumstances under which the Merger Agreement is terminated.

Under the Merger Agreement, the TIL Special Committee will have the right to designate a single representative to attend meetings of the board of directors of Teekay Tankers in a non-voting observer capacity, until December 31, 2018 or earlier depending upon the trading price of Teekay Tankers’ Class A Common Stock. The representative will be selected according to the procedures described in the Merger Agreement, and will be required to enter into a Board Observer Agreement with Teekay Tankers, pursuant to which, among other things, the Board Observer will agree to not disclose the confidential information obtained in such person’s capacity as a board observer.

The foregoing descriptions of the Merger Agreement and the Voting and Support Agreement do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement and the Voting and Support Agreement, which are attached hereto as Exhibits 1.1 and 1.2, respectively, to this Report, and are incorporated by reference herein.

The Merger Agreement has been included with this report to provide shareholders of Teekay Tankers with information regarding its terms. It is not intended to provide any other factual information about Teekay Tankers, Merger Sub or TIL. The representations, warranties and covenants contained in the Merger Agreement were made solely for purposes of the Merger Agreement and as of specific dates, were solely for the benefit of the parties to the Merger Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purpose of allocating contractual risk among the parties to the Merger

Agreement instead of establishing such matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to shareholders of Teekay Tankers. Shareholders of Teekay Tankers are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of Teekay Tankers, Merger Sub or TIL. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Teekay Tankers’ or TIL’s public disclosures.

Additional Information about the Merger and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication may be deemed to be solicitation material in respect of the proposed merger of TIL with a wholly owned subsidiary of Teekay Tankers. In connection with the proposed merger, Teekay Tankers intends to file a registration statement on Form F-4 with the U.S. Securities and Exchange Commission (SEC), which will include a joint proxy statement of Teekay Tankers and TIL that also constitutes a prospectus of Teekay Tankers. After the registration statement is declared effective, Teekay Tankers and TIL will each mail the joint proxy statement/prospectus to its respective shareholders. The joint proxy statement/prospectus will contain important information about the proposed merger and related matters. SHAREHOLDERS OF TEEKAY TANKERS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS), CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT TEEKAY TANKERS, TIL AND THE MERGER. Shareholders will be able to obtain copies of the joint proxy statement/prospectus and other relevant materials (when they become available) and any other documents filed with the SEC by Teekay Tankers for no charge at the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by Teekay Tankers also can be obtained free of charge on Teekay Tankers’ corporate website at www.teekay.com or by contacting Teekay Tankers’ Investor Relations Department by telephone at (604) 844-6654 or by mail to Teekay Tankers, Attention: Investor Relations Department, 4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda.

Participants in the Solicitation

This communication is not a solicitation of proxies in connection with the proposed merger and Charter Amendment. However, Teekay Tankers and its directors and executive officers and certain other employees may be deemed to be participants in the solicitation of proxies from Teekay Tankers’ shareholders in respect of the proposed merger and Charter Amendment. Information regarding persons who may be deemed participants in the proxy solicitation, including their respective interests by security holdings or otherwise, will be set forth in the joint proxy statement/prospectus relating to the proposed merger and Charter Amendment when it becomes available and is filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

Acquisition of Remaining 50% Interest of Teekay Tanker Operations Ltd.

On May 31, 2017, Teekay Tankers entered into and closed on a Purchase Agreement (the “Purchase Agreement”) with Teekay Holdings Limited (THL). Prior to the closing, Teekay Tankers held 50% of the issued and outstanding shares of Teekay Tanker Operations Ltd. (TTOL), and under the terms of the Purchase Agreement, Teekay Tankers purchased the remaining 50% of the issued and outstanding shares of TTOL from THL (the “Purchased Shares”). TTOL owns conventional tanker commercial management and technical management operations.

Under the terms of the Purchase Agreement, the consideration for the Purchased Shares was $27,100,000, payable solely in the form of 13,775,224 shares of Class B Common Stock of Teekay Tankers priced at $1.9673 per share. The purchase price is subject to adjustment in the event that any of the vessels currently owned by TIL are not managed by TTOL or its subsidiaries or owned by Teekay Tankers during the five year period after the date of the Purchase Agreement.

The board of directors of Teekay Tankers and the Conflicts Committee of the board of directors of Teekay Tankers comprised of independent Teekay Tankers directors, each unanimously approved the Purchase Agreement and the issuance of Teekay Tankers Class B Common Stock to THL under the Purchase Agreement.

The foregoing description of the Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the Purchase Agreement, which is attached hereto as Exhibit 1.3 to this Report, and is incorporated by reference herein.

The Purchase Agreement has been included with this report to provide shareholders of Teekay Tankers with information regarding its terms. It is not intended to provide any other factual information about Teekay Tankers, THL or TTOL. The representations, warranties and covenants contained in the Purchase Agreement were made solely for purposes of the Purchase Agreement and as of specific dates and were solely for the benefit of the parties to the Purchase Agreement. Shareholders of Teekay Tankers are not third-party beneficiaries under the Purchase Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of Teekay Tankers, THL or TTOL. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Purchase Agreement, which subsequent information may or may not be fully reflected in Teekay Tankers’ public disclosures.

EXHIBITS TO REPORT ON FORM 6-K

Attached as Exhibit 1.1 is the Agreement and Plan of Merger, dated as of May 31, 2017, by and among Teekay Tankers Ltd., Royal 2017 Ltd. and Tanker Investments Ltd.

Attached as Exhibit 1.2 is the Voting and Support Agreement, dated as of May 31, 2017, between Teekay Corporation, Teekay Holdings Limited, Teekay Finance Limited, Tanker Investments Ltd. and Teekay Tankers Ltd.

Attached as Exhibit 1.3 is the Purchase Agreement, dated as of May 31, 2017, between Teekay Tankers Ltd. and Teekay Holdings Limited

INCORPORATION BY REFERENCE

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE COMPANY.

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-148055) FILED WITH THE SEC ON DECEMBER 13, 2007.

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-194404) FILED WITH THE SEC ON MARCH 7, 2014.

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-196915) FILED WITH THE SEC ON JUNE 20, 2014.

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-205643) FILED WITH THE SEC ON JULY 13, 2015.

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-206495) FILED WITH THE SEC ON AUGUST 21, 2015, AS AMENDED.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY TANKERS LTD.

Date: June 1, 2017	By:	/s/ Vincent Lok
Vincent Lok Chief Financial Officer (Principal Financial and Accounting Officer)